Filed Pursuant to Rule 253(g)(2)

File No. 024-10504

Fundrise Equity REIT, LLC

SUPPLEMENT NO. 16 DATED APRIL 1, 2020

TO THE OFFERING CIRCULAR DATED AUGUST 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (“we”, “our” or “us”), dated August 26, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose an update regarding the Redemption Plan.

Redemption Plan Update

Given the unprecedented level of disruption and ongoing uncertainty caused by the global coronavirus (COVID-19) pandemic, effective as of March 31, 2020, our Manager, in an effort to protect the interests of all of our existing shareholders, has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice.

Fundamentally, we, and therefore our investors, own real property, which is simply not liquid. Furthermore, in conditions such as those we face today, we believe that fulfilling redemption requests would materially increase the risk of unnecessary loss or otherwise avoidable problems for the vast majority of our investors who have not requested to redeem and intend to stay invested for the long term.

At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.